02056925

BEST AVAILABLE COPY

SEC MAIL PROCESSING
SEP 05 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
SEP 09 2002
THOMSON
FINANCIAL

PE

For
August 16, 2002
Second Quarter Report, June 30, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: September 4, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)



Miramar Mining Corporation arctic gold

Second Quarter Report

for the three months
ended June 30, 2002

Highlights

COMPLETED AMALGAMATION WITH HOPE BAY GOLD

$30 MILLION BOUGHT DEAL FINANCING COMPLETED

IN FILL DRILLING DORIS NORTH COMPLETED

EXPLORATION STEPPED UP AT HOPE BAY

YELLOWKNIFE OPERATIONS OUT-PERFORM EXPECTATIONS

SECOND QUARTER IN A ROW OF POSITIVE EARNINGS

Executive Summary

Miramar had an impressive second quarter; a reflection of a number positive developments in the Company's Strategy for Growth. During the three-month period ending June 30, 2002, the Company completed its business combination with Hope Bay Gold Corporation Inc., as a result of which Miramar owns 100% of the highly prospective Hope Bay Project.

During the second quarter, Yellowknife operations performed exceptionally well, despite the temporary suspension of the autoclave caused by the collapse of the roof at the oxygen plant. This performance was driven by a combination of factors, including higher than expected grades at both the Con and Giant mines and lower operating costs. Overall, we are well on track to surpassing our 2002 production forecast.

Strong gold equity market conditions allowed Miramar to complete a $30 million bought deal financing in June, permitting a significantly stepped up exploration effort at Hope Bay, which is now underway.

The quarter also saw some rewards from the Company's efforts to find value in its non-core assets. Preliminary work done by Sherwood Mining Corporation on the Hope Bay belt suggests potential for the discovery of diamonds in the Hope Bay and Elu mineral belts and a third party exercised their option to purchase 48 million shares of Northern Orion Explorations Ltd. and Northern Orion convertible notes of $6.9 million for a total purchase price of $3.84 million.

Overall, management believes the results from the first half of 2002 have positioned the Company for an excellent year.

FINANCIAL

During the three month period ending June 30, 2002, Miramar reported consolidated earnings of $2.4 million or $0.03 per share compared to a loss of $1.7 million or $0.03 per share in 2001. At June 30, 2002, Miramar had consolidated working capital of $47.8 million (of which $38.8 million is cash and equivalents) compared to $17.1 million at June 30, 2001.

For further information on financial and operating results for the quarter, please see the attached Management's Discussion and Analysis of the Financial Statements for the reporting period.

AMALGAMATION COMPLETED

On May 23, 2002, Hope Bay Gold Corporation Inc. completed a statutory amalgamation with a Miramar subsidiary. As a result of the transaction, Miramar issued approximately 39 million shares on the basis of 0.263 of a Miramar share for every one Hope Bay Gold share and Hope Bay Gold became a wholly owned subsidiary of Miramar.

Miramar's Annual General Meeting of shareholders was held in Vancouver on June 28, 2002, and shareholders elected management's nominees to the board of directors, including five incumbent Miramar directors and four former Hope Bay Gold directors. Management is looking forward to working with an experienced board that represents significant market knowledge and technical expertise. Management also expresses appreciation for the exemplary service of the retiring directors.

BOUGHT DEAL FINANCING

On June 20, 2002, Miramar announced completion of a bought deal equity financing through a syndicate of underwriters for gross proceeds of $30,000,000. The financing consisted of 12,500,000 Units at a price of $2.00 per Unit plus 2,500,000 flow through common shares at a price of $2.00 per share. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from closing.

The proceeds of the issuance are to be used for more aggressive exploration and for development of the Hope Bay project and for general working capital.

HOPE BAY PROJECT

During the period March through May 2002, approximately 140 drill holes were completed at Doris North as part of the work required to complete a feasibility study on this area. Drill patterns were established to achieve a 10m by 12.5m grid to allow detailed mine planning. These drill results are being incorporated into a new resource model that is expected to be completed in the summer of 2002.

In addition to the work in the Doris North area, exploration drilling was carried out at a number of targets in the Hope Bay belt with the objective of identifying areas with potential to host significant new gold deposits. A number of areas returned encouraging results. The results from the Twin Peaks and QSP areas were of particular interest as they suggest potential for new deposit types not previously evaluated on the Hope Bay belt: types that have yielded substantial gold deposits in similar greenstone belts in other parts of the world.

The $30 million financing completed during the second quarter has provided the capital required to significantly increase exploration activities on the belt and a $5 million summer program is currently underway. Exploration is targeting three types of exploration activities as part of Miramar's strategy for the systematic evaluation of the Hope Bay belt: the expansion of each of the three major deposits discovered to date, the evaluation of known mineral occurrences and, exploration of the extensive areas covered by overburden.

Under its option agreement with Miramar, Sherwood Mining Corporation completed an initial evaluation of the diamond potential of the Hope Bay belt, with encouraging results. An extensive till sampling program is now in process.

YELLOWKNIFE OPERATIONS

During the second quarter, Yellowknife operations performed exceptionally well, despite the temporary suspension of the autoclave caused by the collapse of the roof at the oxygen plant during March of this year. During the three months ended June 30, 2002, Miramar's Yellowknife operations, the Con and Giant mines, produced and shipped 25,791 ounces of gold at a cash cost of US$197 per ounce, versus 36,760 ounces of gold at a cash cost of US$255 per ounce during the second quarter of 2001. This brings first half production to 57,540 oz at a cash cost of US$222 per ounce. In addition, during the second quarter, 14,015 ounces were stockpiled for later processing in the form of refractory flotation concentrates while the autoclave circuit was shutdown.

Subsequent to the quarter end, the members of the United Steelworkers Local 802 at the Con Mine voted in favour of a new three-year collective agreement. The new agreement provides for a more competitive compensation package for the Northwest Territories in light of increased competition for skilled labour in the north and encourages labour stability through to the end of the mine life.

As a result of this labour certainty, Miramar is planning to extend the operating life of its Yellowknife operations through to the end of 2004. This extended mine plan would see the Yellowknife operations gradually convert over to a fully refractory operation as free milling reserves at the Con Mine are depleted.

American Stock Exchange Listing

Subsequent to the quarter end, Miramar received approval for listing of its commons shares from the American Stock Exchange. This marks an exciting new arena for Miramar, and offers the opportunity for increased liquidity and a broadened investor base.

For further information on Miramar, please see the news releases on our website at www.miramarmining.com

PRODUCTION COST PER OUNCE $US				
Direct mining expense	$	**285**	$	235
Deferred mining expense (net)		**1**		(1)
Inventory movement and other		**(89)**		21
Cash operating cost	$	**197**	$	255
Depreciation and amortization		**19**		18
Reclamation and mine closure		**8**		3
Other		**2**		4
Total production cost	$	**226**	$	280

Throughout the quarter, operations continued to be impacted by the oxygen plant roof collapse, which resulted in a suspension of autoclave operations and processing of gold bearing refractory concentrates. The oxygen plant and autoclave did resume operation in late June and stockpiled concentrates will be processed over the remainder of the year. During the period that the autoclave was down a total of 15,900 ounces of gold contained in concentrates was stockpiled.

Nonetheless, results for the second quarter were extremely positive due in large part to the continued positive performance of the Con's free milling ore. Free mill grades delivered to the mill were well above expectations at 0.536 ounces per ton, which was the result of major grade gains over reserve grade from several key ore zones. This is well above the second quarter 2001 grade of 0.405 ounces per ton.

The significant increase in direct mining expenses per ounce of gold shipped for the second quarter in 2002 compared to the same period of 2001 (US $285 per ounce in 2002 compared to US $235 per ounce in 2001), is solely a function of the reduced gold shipments during the period of the autoclave shutdown. The impact of the higher total gold recovered coupled with the reductions in mine operating spending is better seen in the significant improvement of the cash cost per ounce in the period (US $197 per ounce in 2002 compared to US $255 per ounce in 2001) which takes into account the credit associated with the inventory build up.

During the quarter, negotiations continued between the Company and the United Steel Workers' Association ("USWA") at the Con mine. The USWA union represents approximately 240 hourly employees at the Con mine. The existing collective agreement expired on April 30th, 2002. Subsequent to the period on July 18th, members of the union voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions, and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement. The incremental cost impact of the new 3-year contract is estimated to be $2.7 million in wages and $2.7 million in severance, relocation and pension benefits.

OPERATING COSTS

The cost of sales in the second quarter was $7.0 million compared to $13.4 million 2001. The lower cost of sales in 2002 is the result of deducting for the deferral of costs relating to the build up of inventory during the shutdown of the autoclave circuit, reimbursement of environmental costs at Giant mine and lower operating costs primarily. General and administrative expenses in the period were $0.8 million, unchanged from the same period in 2001. Depreciation and depletion expense in the second quarter of 2002 was $1.8 million compared to $2.4 million for the same period in 2001. Depreciation of mine equipment is lower in 2002 as a result of lower capital reinvestment at the Yellowknife mines. Reclamation expense in the first quarter of 2002 was $0.3 million compared to $0.4 million for the same period of 2001. Reclamation expenses reflect the provision for future closure costs at the Con mine as well as actual expenditures in the period at the Yellowknife and Nevada operations.

EXPLORATION ACTIVITIES

In May, the infill-drilling program at the Hope Bay Doris North project was completed. A total of 140 drill holes were drilled with spacing designed on a 10m by 12.5m grid to upgrade all resources to the indicated category and to allow detailed mine planning. Drill results showed consistently elevated gold values with only five of the 140 drill holes returning no significant intercepts. Overall results confirmed the high-grade nature of the Doris North mineralization, and that the mineralization, while complicated by folding, has good continuity. Efforts are now underway to update the resources and to complete a detailed mine design. In addition, activities advanced in the quarter to complete metallurgical testing to support development of plant design criteria. Upon completion of these activities, the feasibility study will commence. The target completion date of the study is the end of 2002.

In addition to the infill program at Doris, exploration efforts continued during the period focused on grassroots programs to develop new targets for further exploration. Results were encouraging and a summer program has been initiated to follow up.

CAPITAL PROGRAMS

During the second quarter of 2002, the Company capitalized $2.2 million for the exploration activities of the Hope Bay project and incurred $1.9 million on mine capital and development at the Yellowknife operations. This compares with expenditures of $2.7 million on the Hope Bay project, $0.9 million for mine capital and development in the same period of 2001. Capital programs were higher at the Yellowknife operation in 2002 due to hoist rope change and oxygen plant building repairs. In addition to the exploration expenditures for Hope Bay, the Company increased resource properties by $70.7 million in the period as a result of the amalgamation with Hope Bay Gold as described in note 2 of the second quarter financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2001, the Canadian Institute of Chartered Accountants issued new Recommendations that establish standards for the recognition, measurement, and disclosure of stock-based compensation. The Company has adopted these new Recommendations as described in note 4 of the notes to the second quarter financial statements.

These Recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The standard must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

The Company has elected to retroactively remove the stock appreciation rights for all outstanding employee stock options. Consequently, the Company is permitted to, and has elected to, continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Recommendations require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. As a result of the retroactive change to the stock option plan, the Company will be required to report pro forma earnings and pro forma earnings per share for employee stock options effective June 30, 2002.

FINANCING AND LIQUIDITY

Financing

On June 20, 2002, the Company completed an equity offering consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow-through common shares at a price of $2.00 per share for net proceeds of $27.9 million through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from the closing date. The gross proceeds of $30,000,000 will be used to advance the Hope Bay project and for general corporate purposes. Included in the total proceeds of the financing is $5,000,000, which must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2004. The syndicate of underwriters received a 6% commission of the gross proceeds totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been shown on a net basis in share capital.

During the second quarter of 2002, the Company agreed to terms of a credit facility with a financial institution to finance the estimated feasibility costs of the Doris North project at Hope Bay. The facility provides for total borrowing of up to $4 million repayable on or before June 2004. The execution of the loan agreement will be completed in the third quarter of 2002.

Liquidity

At June 30, 2002, the Company had consolidated working capital of $47.8 million as compared to $17.1 million at the end of the second quarter of 2001. Of the $47.8 million working capital, $38.8 million is cash and cash equivalents as compared to $11.6 million in the same period of 2001.

On June 28, 2002, a third-party executed its option to purchase 48 million shares of Northern Orion Explorations Ltd. and Northern Orion convertible notes of $6.9 million from the Company for proceeds of $3.84 million. The transaction closed and cash proceeds were received on July 11, 2002.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that projected cash generated from Yellowknife operations is sufficient to meet its current and future closure obligations. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of existing treasury funds, asset sales, project financing and equity offerings.

LIABILITIES AND CONTINGENCIES

As a condition of a water license held by the Con mine, the Company maintains a security deposit in a form acceptable to the issuer. Currently, the Company has a security deposit of $1.5 million and is subject to an increase of $1.5 million on each anniversary of the license until a total of $9 million is provided. In June 2001, the Company proposed to post an encumbrance on the Bluefish hydroelectric facility as security for the annual increments. On August 2, 2002, the Company received notification from the government agency responsible that this form of security would not be acceptable and has been instructed to increase the security as required.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency (the "Agency") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.4 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested certain information from the Agency and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at June 30, 2002.

RISKS AND UNCERTAINITIES

To mitigate the risk of adverse price fluctuations and ensure that the Yellowknife operations achieve cash flow projections to complete the planned closure and in accordance with the hedging policy authorized by the Board, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the mine's expected future production. This is in part due to the fact that mining operations have been historically high cost and that the Yellowknife operations are not considered core assets. The Company has hedged in Canadian dollar terms to benefit from the weak Canadian dollar.

The Company does not hold these financial instruments for speculative or trading purposes, nor is the Company subject to margin requirements on any of its hedging lines. The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2002 are as follows:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price
Q3 2002	20,000	CAD $ 459	9,000	CAD $ 450
Q4 2002	13,000	CAD $ 451	9,000	CAD $ 450
2003	56,000	CAD $ 469	18,000	CAD $ 450
		US $ 307	14,000	
	89,000		**50,000**	

The fair value of certain call options sold is recorded in the financial statements at each measurement date. The fair value of unrecorded call options was negative $0.8 million. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.4 million.

OUTLOOK

With the start up of the oxygen plant and autoclave operations, gold produced and shipped from the Yellowknife operations is expected to increase significantly as stockpiled concentrates are processed along with current mined ore. Gold shipments are projected at 37,000 ounces for the third quarter and based on the operating performance in the first half of 2002, production is now expected to surpass the 2002 projection 130,000 ounces of gold at cash costs of under US$240 per ounce.

Consolidated Balance Sheets

(expressed in thousands of dollars)
June 30, 2002 and December 31, 2001

	2002 (unaudited)	2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 38,789	$ 13,493
Accounts receivable	5,312	1,124
Inventory	12,444	9,310
Prepaid expenses	428	571
	56,973	24,498
Capital assets (note 2)	127,361	54,584
Cash collateral deposits	6,378	3,827
Northern Orion Explorations Ltd. (note 3)		
Equity investment	–	4,332
Net proceeds interest	15,000	15,000
Investment in Sherwood Mining Corporation	838	–
Other Assets	267	25
	$ 206,817	$ 102,266
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,193	$ 8,429
Provision for site reclamation and closure costs	8,922	7,962
Deferred post-retirement benefits	1,617	1,696
Future income tax liability	22,566	3,448
	42,298	21,535
Shareholders' equity:		
Share capital	313,329	230,463
Special warrants	–	2,700
Contributed surplus	670	–
Deficit	(149,480)	(152,432)
	164,519	80,731
	$ 206,817	$ 102,266

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Deficit

(expressed in thousands of dollars except share amounts)
Six month period ended June 30, 2002 and 2001

	Three months ended June 30		Six months ended June 30	
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Revenue				
Sales	$ 12,418	$ 15,392	$ 27,124	$ 27,026
Other income	175	170	304	377
	12,593	15,562	27,428	27,403
Expenses				
Cost of sales	6,965	13,355	18,068	23,816
Depreciation and depletion	1,846	2,435	3,789	4,799
General and administration	752	731	1,496	1,354
Foreign exchange gain	(19)	38	(46)	3
Reclamation	304	381	676	709
Other	–	54	–	285
	9,848	16,994	23,983	30,966
Earnings/(loss) from operations before items noted below	2,745	(1,432)	3,445	(3,563)
Equity in loss of Northern Orion	(236)	(258)	(341)	(258)
Non-controlling interest	–	–	–	109
Earnings/(loss) before income taxes	2,509	(1,690)	3,104	(3,712)
Income taxes:				
Current	(122)	(22)	(152)	(26)
Net earnings/(loss) for the period	2,387	(1,712)	2,952	(3,738)
Deficit, beginning of the period	151,867	148,560	152,432	146,533
Deficit, end of the period	$ 149,480	$ 150,271	$ 149,480	$ 150,271
Net earnings/(loss) per share, basic and fully diluted	$ 0.03	$ (0.03)	$ 0.04	$ (0.06)
Weighted average number of common shares	77,342,327	60,193,470	70,657,411	60,185,832

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of dollars)
For periods ended June 30, 2002 and 2001

	Three months ended June 30		Six months ended June 30	
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Cash provided by (used in):				
Operations				
Net earnings (loss) for the period	$ 2,387	$ (1,712)	$ 2,952	$ (3,738)
Items not involving cash:				
Depreciation and depletion	1,846	2,435	3,789	4,799
Gain on sale of assets	(98)	–	(98)	–
Reclamation	172	9	310	(84)
Equity in loss of Northern Orion	236	258	341	258
Non-controlling interest	–	–	–	(109)
Other	–	(36)	–	187
Net change in non-cash working capital:				
Decrease (increase) in accounts receivable	(3,408)	134	(3,370)	412
Decrease (increase) in inventory	(2,676)	690	(3,136)	(321)
Decrease (increase) in prepaid expenses	364	244	(238)	131
Decrease in accounts payable and accrued liabilities	(1,464)	(2,733)	(676)	(2,199)
	(2,641)	(711)	(126)	(664)
Investments:				
Expenditures on plant, equipment and deferred exploration	(5,902)	(3,571)	(8,153)	(9,038)
Investment in Hope Bay Gold, net of cash acquired (note 2)	(1,831)	–	(2,316)	–
Collateral deposits	–	–	116	(13)
Net proceeds on sales of other assets (note 3)	3,846	–	3,846	–
	(3,887)	(3,571)	(6,507)	(9,051)
Financing:				
Issue of common shares for cash, net	28,240	3,672	31,929	3,672
	28,240	3,672	31,929	3,672
Increase/(decrease) in cash and cash equivalents	21,712	(610)	25,296	(6,042)
Cash and cash equivalents, beginning of the period	17,077	12,238	13,493	17,670
Cash and cash equivalents, end of the period	$ 38,789	$ 11,628	$ 38,789	$ 11,628

See accompanying notes to consolidated financial statements.

(expressed in thousands of dollars)
June 30, 2002 and December 31, 2001

1. INTERIM FINANCIAL STATEMENTS:

The interim consolidated financial statements of Miramar Mining Corporation have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements of the year ended December 31, 2001, except as indicated in note 4.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements, and accordingly the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

2. ACQUISITION OF HOPE BAY GOLD CORPORATION:

On May 23, 2002 the Company completed a business combination with Hope Bay Gold Corporation. Under the terms of the agreement, the Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 Miramar share for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, Miramar issued 3,923,872 share purchase warrants and 2,353,850 stock options as outlined in note 6 (b) and 6 (c). In 2002 during the period prior to acquisition, the Company loaned Hope Bay Gold approximately $2.5 million, which was used to fund its requirements for the Hope Bay project and to pay general corporate costs.

The business combination is accounted for as a purchase transaction, with the Company being identified as the acquirer of Hope Bay Gold. The consolidated financial statements of the Company are presented at historical amounts recorded in its accounts and Hope Bay Gold at the historical amounts recorded in its accounts, adjusted to their fair value reflecting the application of purchase method accounting. The total cost of the business combination has been allocated to the fair value of net assets of Hope Bay Gold acquired as follows:

Cost of Business Combination:	
Share Consideration	$49,172,680
Acquisition Costs	1,900,000
Stock Options & Warrants	670,000
Total Cost of Business Combination:	$51,742,680
Fair value of net assets acquired:	
Current assets	$ 1,013,415
Equipment	42,144
Investment in Sherwood Mining Corporation	837,500
Resource properties	70,733,318
Reclamation deposits	1,803,817
	74,430,194
Less:	
Current liabilities	3,853,648
Reclamation liability	650,000
Future income taxes	18,183,866
Fair Value of Net Assets Acquired	**$51,742,680**

3. SALE OF NORTHERN ORION SHARES:

On June 28, 2002, an unrelated private company assigned a portion of its option to acquire from the Company up to 60 million shares of Northern Orion Explorations Ltd. at $0.08 per share, including convertible notes of $6.9 million. The third parties exercised the option for 48 million shares of Northern Orion and Northern Orion convertible notes of $6.9 million for a total purchase price of

$3.84 million. The Company has retained 22 million shares of Northern Orion, which represents approximately 18% of Northern Orion, and a net proceeds interest ("NPI") in certain Northern Orion mineral properties. The Company has recorded the proceeds of the sale against the carrying value of the investment. As a result of this transaction, the Company no longer has significant influence over Northern Orion and has ceased equity accounting. The remaining investment is carried at the net historical cost at the time of exercise of the options.

4. STOCK-BASED COMPENSATION:

Effective January 1, 2002, the Company adopted the new Recommendations of Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement.

The Company's stock option plan is described in note 9 (c) of the consolidated financial statements for the year ended December 31, 2001. The Company retroactively to January 1, 2002 removed the stock appreciation rights of all outstanding employee stock options, effective June 30, 2002. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense nor the fair value of the options issued to its employees.

5. EARNINGS/(LOSS) PER SHARE:

For the period ended June 30, 2001, diluted loss per share is not presented as the effects of outstanding options and warrants would be anti-dilutive to the common shareholders.

6. SHARE CAPITAL:

(a) Issued:

	COMMON SHARES		SPECIAL WARRANTS	
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT
Balance December 31, 2001	61,009,783	$ 230,463	2,290,215	$ 2,700
Issued:				
Common shares, net of costs	2,666,666	3,667		
On exercise of stock appreciation rights	1,655	–		
On exercise of stock options	24,000	22		
Balance March 31, 2002	63,702,104	$ 234,152	2,290,215	$ 2,700
Issued:				
Common shares, net of costs	15,000,000	27,934		
Conversion of special warrants into common shares	2,290,215	2,700	(2,290,215)	(2,700)
Common shares issued for acquisition of subsidiary	36,911,481	45,992		
Common shares to be issued for acquisition of subsidiary	2,552,949	3,181		
Future income tax effect of flow through shares issued		(935)		
On exercise of warrants	19,282	26		
On exercise of stock appreciation rights	136,943	–		
On exercise of stock options	274,000	279		
Balance June 30, 2002	120,886,974	$ 313,329	–	$ –

On March 8, 2002, the Company completed an equity offering of 2,666,666 flow-through common shares at a price of $1.50 per common share. The gross proceeds of the financing of $3,999,999 must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2003. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed an equity offering consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow through common shares at a price of $2.00 per share for gross proceeds of $30,000,000 through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from the closing date. The gross proceeds of $30,000,000 will be used to advance the Hope Bay project and general corporate purposes. Included in the total proceeds of the financing is $5,000,000, which must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2004. The syndicate of underwriters received a 6% commission totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been shown on a net basis in share capital.

(b) Stock options:

At June 30, the Company had stock options outstanding as follows:

	SHARES UNDER OPTION	AVERAGE EXERCISE PRICE
Outstanding, December 31, 2001	1,722,121	$ 1.33
Granted	831,500	1.22
Exercised	(30,000)	(0.94)
Expired	(108,000)	(4.83)
Outstanding, March 31, 2002	2,415,621	$1.14
Granted	28,000	1.45
Converted on acquisition of subsidiary	2,353,850	1.37
Exercised	(464,000)	.91
Expired	(6,000)	1.15
Outstanding, June 30, 2002	4,327,471	$ 1.29

(c) Warrants and Brokers Compensation Options:

At June 30, the Company had warrants and brokers compensation options outstanding as follows:

	WARRANTS	AVERAGE EXERCISE PRICE
Outstanding, December 31, 2001	206,116	$ 1.37
Granted	186,666	1.50
Outstanding, March 31, 2002	392,782	$ 1.44
Granted	7,150,000	$ 2.44
Converted on acquisition of subsidiary	3,923,872	7.53
Exercised	(19,282)	1.37
Expired	(1,095,833)	11.24
Outstanding, June 30, 2002	10,351,540	$ 6.19

7. BUSINESS SEGMENTS:

The Company's capital assets, capital expenditures, revenues and earnings/(loss) before equity loss and income taxes by operating and geographic segment are as follows:

3 MONTHS ENDED JUNE 30, 2002 (000's)	CAPITAL EXPENDITURES	REVENUES	EARNINGS/(LOSS) BEFORE EQUITY LOSS AND INCOME TAXES
Gold operations	$ 1,877	$ 12,418	$ 3,254
Gold exploration	72,553	–	–
Other	(115)	175	(509)
	$ 74,315	$ 12,593	2,745

3 MONTHS ENDED JUNE 30, 2001 (000's)	CAPITAL EXPENDITURES	REVENUES	EARNINGS/(LOSS) BEFORE EQUITY LOSS AND INCOME TAXES
Gold operations	$ 890	$ 15,386	$ (651)
Gold exploration	2,681	–	–
Other	–	176	(803)
	$ 3,571	$ 15,562	$ (1,454)

6 MONTHS ENDED JUNE 30, 2002 (000's)	CAPITAL ASSETS	CAPITAL EXPENDITURES	REVENUES	EARNINGS/(LOSS) BEFORE EQUITY LOSS AND INCOME TAXES
Gold operations	$ 18,644	$ 3,074	$ 27,124	$ 4,544
Gold exploration	107,653	73,097	–	–
Northern Orion	–	–	–	–
Other	1,064	6	304	(1,099)
	$ 127,361	$ 76,176	$ 27,428	$ 3,445

6 MONTHS ENDED JUNE 30, 2001 (000's)	CAPITAL ASSETS	CAPITAL EXPENDITURES	REVENUES	EARNINGS/(LOSS) BEFORE EQUITY LOSS AND INCOME TAXES
Gold operations	$ 20,427	$ 3,268	$ 27,020	$ (2,061)
Gold exploration	31,221	5,704	–	–
Northern Orion	–	66	20	(242)
Other	1,980	–	363	(1,287)
	$ 53,628	$ 9,038	$ 27,403	$ (3,590)

8. FINANCIAL RISK MANAGEMENT:

As at June 30, 2002, the Company had entered into the following gold contracts:

PERIOD	OUNCES	AVERAGE PRICE PER OUNCE	CALL OPTIONS SOLD	ANTICIPATED DELIVERY/EXPIRY
Q3 2002	20,000	CAD $459	9,000	CAD $450
Q4 2002	13,000	CAD $451	9,000	CAD $450
2003	56,000	CAD $469	18,000	CAD $450
2003			14,000	US $307
	89,000		50,000	

The fair value excess (deficit) of derivative instruments at June 30, 2002, based on a spot gold market price of CAD$474 per ounce, are as follows:

	CARRYING VALUE	FAIR VALUE
Gold spot deferred forward contracts	–	$ (1,377)
Gold calls sold	–	$ (757)

During 2001, the Company entered into an agreement with a financial institution for the purchase and sale of swaps and derivatives that contains certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. At June 30, 2002, the Company was in compliance with all of these financial covenants.

9. SUBSEQUENT EVENTS:

a) On July 11, 2002, the Company completed a transaction with the financial institution holding the gold forward contracts and the gold call options to roll out the delivery schedule and recalculate pricing based on interest rates at the time of the transaction. The new schedule for gold forward contracts of approximately 59,400 ounces of gold will be delivered at a monthly 2,200 ounces from October 2002 through to December 2004 at CAD $478. The balance of the hedge program described in note 8, or approximately 33,000 ounces will be delivered on the same schedule at an average prices of CAD $456. The settlement dates for the call options were rolled out beginning in January 2004 for monthly 3,000 ounces allotments at $CAD 478 strike price.

b) On July 18, 2002, members of the United Steelworkers Local 802 at the Con Mine voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement.

c) As a condition of a water license held by the Con Mine, the Company maintains a security deposit in a form acceptable to the issuer. In June 2001, the Company proposed to post an encumbrance on the Bluefish hydroelectric facility as security for the annual increments. On August 2, 2002, the Company received notification from the government agency responsible that this form of security would not be acceptable and the Company has been instructed to increase the security as required. The Company is reviewing this notification.

Miramar
Mining



Miramar Mining Corporation
311 West First Street
North Vancouver, BC V7M 1B5
Tel 604.985.2572 Fax 604.980.0731
info@miramarmining.com

TSE:MAE I Amex:MNG

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

August 16, 2002 **NEWS RELEASE 02-18** MAE - TSE
MNG - Amex

Miramar Announces Strong Second Quarter 2002 Financial Results

- $2.4 million in Earnings, Earnings per Share $0.03 Reported -

VANCOUVER -- Miramar Mining Corporation today announced its financial results for the three months ending June 30, 2002. For the period, Miramar reported earnings of $2.4 million or $0.03 per share. Miramar ended the quarter with working capital of $47.8 million, of which $38.8 million was cash and equivalents.

"The second quarter results represent the culmination of more than three years of effort to transform Miramar into a profitable growing gold mining company focused on the Canadian North," said Tony Walsh, Miramar's President and CEO. "Miramar now provides investors with exposure to profitable gold production, the Hope Bay property with more than 4 million ounces of gold resources, the proposed development of the high grade Doris North deposit on the property and the tremendous potential for new discoveries provided by on-going exploration at the Hope Bay project. These initiatives are all supported by the security of a strong balance sheet."

Financial Results

For the three months ending June 30, 2002, net earnings were $2.4 million or $0.03 per share compared with a loss of $1.7 million or $0.03 per share for the same period in 2001. Improved earnings and cash flow in 2002 are the result of higher average realized gold prices, reimbursement of environmental expenditures at the Giant Mine from the Department of Indian and Northern Affairs ("DIAND") and higher than planned free mill grades resulting in lower cash costs per ounce.

Cash flow from operations for the second quarter 2002 was negative $2.6 million compared to negative $0.7 million for the same period in 2001. The decrease in operating cash flow in 2002 results from the increased working capital as gold flotation concentrate inventory was built up during the autoclave shutdown while repairs were being affected to the oxygen plant facility as discussed below in Operating Results. Additionally, accounts receivable increased in the period as a result of a transaction to sell 48 million shares of Northern Orion Explorations Ltd. for gross proceeds of $3.84 million as described below in Transactions Completed.

Operating Results

In the second quarter, Miramar's Yellowknife operations, produced and shipped 25,791 ounces of gold at a cash cost of US$197 per ounce, resulting in first half production of 57,540 oz at a cash cost of US$222 per ounce. In addition, while the autoclave circuit was shutdown during the second quarter, 14,015 ounces were stockpiled for later processing in the form of refractory flotation concentrates. During the reporting period, Miramar realized an average selling price of C$471 per ounce of gold, which compares favourably to the C$419 average price in the same period in 2001.

Transactions Completed

Consistent with our strategy to create a strong gold mining company focused on the Canadian north, Miramar recently completed a number of significant transactions. On May 23, 2002, the statutory amalgamation between a Miramar subsidiary and Hope Bay Gold Corporation was approved by a Quebec court and the transaction completed. On June 20, 2002, Miramar completed a $30 million bought deal financing, which generated net proceeds of $27.9 million. On June 28, 2002, a third party exercised their option to purchase 48 million shares of Northern Orion Explorations Ltd. (NNO-TSX) and Northern Orion convertible notes of $6.9 million for proceeds of $3.84 million. The transaction closed on July 11, 2002.

For further details on operations and financial results please see the news releases on the Miramar website at www.miramarmining.com.

Unless otherwise indicated, all financial information in this press release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Forward Looking Statements

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the expected financial results of the Company, operating results, costs, cash flows and capital expenditures at the Con and Giant Mines, the exploration activities at Hope Bay, the possible development of Doris North and the adequacy of the Company's financial resources. Statements concerning mineral resource estimates are also may be deemed to be forward-looking statements, as they constitute estimates based on presently available information and certain assumptions made by management of the mineralization that would be encountered and when a deposit is developed and mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statement including, without limitation, uncertainties involved in recovery rates; risk of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production or arsenic treatment, and possible variations in ore grade and recovery rates; risks and uncertainties relating to fluctuating precious and base metals prices, currency exchange rates and equity markets; uncertainties involved in interpreting drilling results and other tests; the possibility that the feasibility study at Doris North will not support a favourable production decision; the possibility that the adequate financing will not be available in a timely manner, on favourable terms, or at all; the possibility of unexpected costs and expenses relating to the Con and Giant mines, the Hope Bay exploration activities, the possible development of Doris North, environmental issues or other matters; uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to any environmental liabilities and other risks and uncertainties, including those described in this news release and in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. "Resources" are sometimes referred to as "mineralization" or "mineral deposits".

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 *Fax: (604) 980-0731*
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

- 30 -

Consolidated Financial Statements of

Miramar Mining Corporation

For the periods ended June 30, 2002 and 2001

MIRAMAR MINING CORPORATION

Consolidated Balance Sheets
(expressed in thousands of dollars)

June 30, 2002 and December 31, 2001

	2002 (unaudited)	2001
Assets		
Current assets		
Cash and cash equivalents	$ 38,789	$ 13,493
Accounts receivable	5,312	1,124
Inventory	12,444	9,310
Prepaid expenses	428	571
	56,973	24,498
Capital assets (note 2)	127,361	54,584
Cash collateral deposits	6,378	3,827
Northern Orion Explorations Ltd. (note 3)		
Equity investment	-	4,332
Net proceeds interest	15,000	15,000
Investment in Sherwood Mining Corporation	838	-
Other Assets	267	25
	$ 206,817	$ 102,266
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 9,193	$ 8,429
Provision for site reclamation and closure costs	8,922	7,962
Deferred post-retirement benefits	1,617	1,696
Future income tax liability	22,566	3,448
	42,298	21,535
Shareholders' equity:		
Share capital	313,329	230,463
Special warrants	-	2,700
Contributed surplus	670	-
Deficit	(149,480)	(152,432)
	164,519	80,731
	$ 206,817	$ 102,266

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION

Consolidated Statements of Operations
(expressed in thousands of dollars except share amounts)

Six month period ended June 30, 2002 and 2001

	Three months ended June 30		Six months ended June 30	
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Revenue				
Sales	$ 12,418	$ 15,392	$ 27,124	$ 27,026
Other income	175	170	304	377
	12,593	15,562	27,428	27,403
Expenses				
Cost of sales	6,965	13,355	18,068	23,816
Depreciation and depletion	1,846	2,435	3,789	4,799
General and administration	752	731	1,496	1,355
Foreign exchange gain	(19)	38	(46)	3
Reclamation	304	381	676	328
Other	-	54	-	285
	9,848	16,994	23,983	30,966
Earnings/(loss) from operations before items noted below	2,745	(1,432)	3,445	(3,563)
Equity in loss of Northern Orion	(236)	(258)	(341)	(258)
Non-controlling interest	-	-	-	109
Earnings/(loss) before income taxes	2,509	(1,690)	3,104	(3,712)
Income taxes:				
Current	(122)	(22)	(152)	(26)
Net earnings/(loss) for the period	2,387	(1,712)	2,952	(3,738)
Deficit, beginning of the period	151,867	148,560	152,432	146,533
Deficit, end of the period	$ 149,480	$ 150,271	$ 149,480	$ 150,271
Net earnings/(loss) per share, basic and fully diluted	$ 0.03	$ (0.03)	$ 0.04	$ (0.06)
Weighted average number of common shares	77,342,327	60,193,470	70,657,411	60,185,832

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION

Consolidated Statements of Cash Flows
(expressed in thousands of dollars)

For periods ended June 30, 2002 and 2001

	Three months ended June 30		Six months ended June 30	
	2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Cash provided by (used in):				
Operations				
Net earnings (loss) for the period	$ 2,387	$ (1,712)	$ 2,952	$ (3,738)
Items not involving cash:				
Depreciation and depletion	1,846	2,435	3,789	4,799
Gain on sale of assets	(98)	-	(98)	-
Reclamation	172	9	310	(84)
Equity in loss of Northern Orion	236	258	341	258
Non-controlling interest	-	-	-	(109)
Other	-	(36)	-	187
Net change in non-cash working capital:				
Decrease (increase) in accounts receivable	(3,408)	134	(3,370)	412
Decrease (increase) in inventory	(2,676)	690	(3,136)	(321)
Decrease (increase) in prepaid expenses	364	244	(238)	131
Decrease in accounts payable and accrued liabilities	(1,463)	(2,733)	(676)	(2,199)
	(2,641)	(711)	(126)	(664)
Investments:				
Expenditures on plant, equipment and deferred exploration	(5,902)	(3,571)	(8,153)	(9,038)
Investment in Hope Bay Gold, net of cash acquired (note 2)	(1,831)	-	(2,316)	-
Collateral deposits	-	-	116	(13)
Net proceeds on sales of other assets (note 3)	3,846	-	3,846	-
	(3,887)	(3,571)	(6,507)	(9,051)
Financing:				
Issue of common shares for cash, net	28,240	3,672	31,929	3,672
	28,240	3,672	31,929	3,672
Increase/(decrease) in cash and cash equivalents	21,712	(610)	25,296	(6,042)
Cash and cash equivalents, beginning of the period	17,077	12,238	13,493	17,670
Cash and cash equivalents, end of the period	$ 38,789	$ 11,628	$ 38,789	$ 11,628

1. Interim Financial Statements:

   The interim consolidated financial statements of Miramar Mining Corporation have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements of the year ended December 31, 2001, except as indicated in note 4.

   The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements, and accordingly the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

2. Acquisition of Hope Bay Gold Corporation:

On May 23, 2002 the Company completed a business combination with Hope Bay Gold Corporation. Under the terms of the agreement, the Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 Miramar share for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, Miramar issued 3,923,872 share purchase warrants and 2,353,850 stock options as outlined in note 6 (b) and 6 (c). In 2002 during the period prior to acquisition, the Company loaned Hope Bay Gold approximately $2.5 million, which was used to fund its requirements for the Hope Bay project and to pay general corporate costs.

The business combination is accounted for as a purchase transaction, with the Company being identified as the acquirer of Hope Bay Gold. The consolidated financial statements of the Company are presented at historical amounts recorded in its accounts and Hope Bay Gold at the historical amounts recorded in its accounts, adjusted to their fair value reflecting the application of purchase method accounting. The total cost of the business combination has been allocated to the fair value of net assets of Hope Bay Gold acquired as follows:

Cost of Business Combination:		
Share Consideration	$	49,172,680
Acquisition Costs		1,900,000
Stock Options & Warrants		670,000
Total Cost of Business Combination:	$	51,742,680
Fair value of net assets acquired:		
Current assets	$	1,013,415
Equipment		42,144
Investment in Sherwood Mining Corporation		837,500
Resource properties		70,733,318
Reclamation deposits		1,803,817
		74,430,194

Less:	
Current liabilities	3,853,648
Reclamation liability	650,000
Future income taxes	18,183,866
Fair Value of Net Assets Acquired	$ 51,742,680

3. Sale of Northern Orion shares:

On June 28, 2002, an unrelated private company assigned a portion of its option to acquire from the Company up to 60 million shares of Northern Orion Explorations Ltd. at $0.08 per share, including convertible notes of $6.9 million. The third parties exercised the option for 48 million shares of Northern Orion and Northern Orion convertible notes of $6.9 million for a total purchase price of $3.84 million. The Company has retained 22 million shares of Northern Orion, which represents approximately 18% of Northern Orion, and a net proceeds interest ("NPI") in certain Northern Orion mineral properties. The Company has recorded the proceeds of the sale against the carrying value of the investment. As a result of this transaction, the Company no longer has significant influence over Northern Orion and has ceased equity accounting. The remaining investment is carried at the net historical cost at the time of exercise of the options.

4. Stock-Based Compensation:

Effective January 1, 2002, the Company adopted the new Recommendations of Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement.

The Company's stock option plan is described in note 9 (c) of the consolidated financial statements for the year ended December 31, 2001. On May 28, 2002, the Company retroactively to January 1, 2002 removed the stock appreciation rights of all outstanding employee stock options. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense nor the fair value of the options issued to its employees.

5. Earnings/(loss) per share:

For the period ended June 30, 2001, diluted loss per share is not presented as the effects of outstanding options and warrants would be anti-dilutive to the common shareholders.

6. Share capital:

(a) Issued:

	Common shares Number of shares	Common shares Amount	Special warrants Number of shares	Special warrants Amount
Balance December 31, 2001	61,009,783	$ 230.463	2,290,215	$ 2,700
Issued:				
Common shares, net of costs	2,666,666	3,667		
On exercise of stock appreciation rights	1,655	-		
On exercise of stock options	24,000	22		
Balance March 31, 2002	63,702,104	$ 234.152	2,290,215	$ 2,700
Issued:				
Common shares, net of costs	15,000,000	27,934		
Conversion of special warrants into common shares	2,290,215	2,700	(2,290,215)	(2,700)
Common shares issued for acquisition of subsidiary	36,911,481	45,992		
Common shares to be issued for acquisition of subsidiary	2,552,949	3,181		
Future income tax effect of flow through shares issued		(935)		
On exercise of warrants	19,282	26		
On exercise of stock appreciation rights	136,943	-		
On exercise of stock options	274,000	279		
Balance June 30, 2002	120,886,974	$ 313,329	-	$ -

On March 8, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per common share. The gross proceeds of the financing of $3,999,999 must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2003. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed a private equity placement consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow through common shares at a price of $2.00 per share for gross proceeds of $30,000,000 through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from the closing date. The gross proceeds of $30,000,000 will be used to advance the Hope Bay project and general corporate purposes. Included in the total proceeds of the financing is $5,000,000, which must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2004. The syndicate of underwriters received a 6% commission totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been shown on a net basis in share capital.

(b) Stock options:

At June 30, the Company had stock options outstanding as follows:

	Shares	Average

	under option	exercise price
Outstanding, December 31, 2001	1,722,121	$ 1.33
Granted	831,500	1.22
Exercised	(30,000)	(0.94)
Expired	(108,000)	(4.83)
Outstanding, March 31, 2002	2,415,621	$ 1.14
Granted	28,000	1.45
Converted on acquisition of subsidiary	2,353,850	1.37
Exercised	(464,000)	.91
Expired	(6,000)	1.15
Outstanding, June 30, 2002	4,327,471	$ 1.29

(c) Warrants and Brokers Compensation Options:

At June 30, the Company had warrants and brokers compensation options outstanding as follows:

	Warrants	Average exercise price
Outstanding, December 31, 2001	206,116	$ 1.37
Granted	186,666	1.50
Outstanding, March 31, 2002	392,782	$ 1.44
Granted	7,150,000	$ 2.44
Converted on acquisition of subsidiary	3,923,872	7.53
Exercised	(19,282)	1.37
Expired	(1,095,833)	11.24
Outstanding, June 30, 2002	10,351,539	$ 6.19

7. Business segments:

The Company's capital assets, capital expenditures, revenues and earnings/(loss) before equity loss and income taxes by operating and geographic segment are as follows:

3 months ended June 30, 2002	Capital expenditures	Revenues	Earnings/(loss)before equity loss and income taxes
Gold operations	$ 1,877	$ 12,418	$ 3,254
Gold exploration	72,553	-	-
Other	(115)	175	(509)
	$ 74,315	$ 12,593	2,745

3 months ended June 30, 2001	Capital expenditures	Revenues	Earnings/(loss)before equity loss and income taxes
Gold operations	$ 890	$ 15,386	$ (651)
Gold exploration	2,681	-	-
Other	-	176	(803)
	$ 3,571	$ 15,562	$ (1,454)

6 months ended June 30, 2002	Capital assets	Capital expenditures	Revenues	Earnings/(loss)before equity loss and income taxes
Gold operations	$ 18,644	$ 3,074	$ 27,124	$ 4,544
Gold exploration	107,653	73,097	-	-
Northern Orion	-	-	-	-
Other	1,064	6	304	(1,099)
	$ 127,361	$ 76,176	$ 27,428	$ 3,445

6 months ended June 30, 2001	Capital assets	Capital expenditures	Revenues	Earnings/(loss)before equity loss and income taxes
Gold operations	$ 20,427	$ 3,268	$ 27,020	$ (2,061)
Gold exploration	31,221	5,704	-	-
Northern Orion	-	66	20	(242)
Other	1,980	-	363	(1,287)
	$ 53,628	$ 9,038	$ 27,403	$ (3,590)

8. Financial risk management:

As at June 30, 2002, the Company had entered into the following gold contracts:

Period	Ounces	Average price per ounce	Call options sold	Anticipated delivery/expiry
Q3 2002	20,000	CAD $459	9,000	CAD $450
Q4 2002	13,000	CAD $451	9,000	CAD $450
2003	56,000	CAD $469	18,000	CAD $450
2003			14,000	US $307
	89,000		50,000	

The fair value excess (deficit) of derivative instruments at June 30, 2002, based on a spot gold market price of CAD$474 per ounce, are as follows:

	Carrying value	Fair value
Gold spot deferred forward contracts	-	$ (1,377)
Gold calls sold	-	$ (757)

During 2001, the Company entered into an agreement with a financial institution for the purchase and sale of swaps and derivatives that contains certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. At June 30, 2002, the Company was in compliance with all of these financial covenants.

9. Subsequent events:

a) On July 11, 2002, the Company completed a transaction with the financial institution holding the gold forward contracts and the gold call options to roll out the delivery schedule and recalculate pricing based on interest rates at the time of the transaction. The new schedule for gold forward contracts of approximately 59,400 ounces of gold will be delivered at 2,200 ounces per month from October 2002 through to December 2004 at CAD $478. The balance of the hedge program described in note 8, or approximately 33,000 ounces will be delivered on the same schedule at an average prices of CAD $456. The settlement dates for the call options were rolled out beginning in January 2004 for monthly 3,000-ounce allotments at $CAD 478 strike price.

b) On July 18, 2002, members of the United Steelworkers Local 802 at the Con Mine voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement.

c) As a condition of a water license held by the Con Mine, the Company maintains a security deposit in a form acceptable to the issuer. In June 2001, the Company proposed to post an encumbrance on the Bluefish hydroelectric facility as security for the annual increments. On August 2, 2002, the Company received notification from the government agency responsible that this form of security would not be acceptable and the Company has been instructed to increase the security as required. The Company is reviewing the notification.

MIRAMAR MINING CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Second Quarter Highlights

- Completion of the amalgamation with Hope Bay Gold Corporation.
- Completion of a private placement equity financing for $30 million.
- Production of 25,791ounces of gold at cash costs of US $197 per ounce.
- Earnings of $2.4 million or $0.03 per share.

On May 23, 2002 the Company completed a business combination with Hope Bay Gold Corporation. Hope Bay Gold is the 50% joint venture partner on the Hope Bay project. The Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 Miramar share for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, Miramar issued warrants to purchase 3,923,872 common shares at an average exercise price of $7.53 per share and options to purchase 2,353,850 common shares at an average exercise price of $1.37 per share. The business combination is accounted for as a purchase transaction, with the Company being identified as the acquirer of Hope Bay Gold, as described in note 2 of the notes to the second quarter financial statements. Also under the terms of the agreement, Hope Bay Gold disposed of its assets in French Guyana as a distribution to existing Hope Bay Gold shareholders.

In the second quarter of 2002, the Company worked diligently with its supplier to repair the oxygen plant facility to enable start up of the autoclave circuit and to begin processing refractory ore stockpiles. On March 18, 2002, the roof of the building containing the oxygen plant collapsed, causing damage to structure and equipment housed in the building. There were no injuries resulting from the collapse. The direct cost impact to the Company for the repairs to the oxygen plant building was approximately $0.3 million in the period. The oxygen supplier was responsible for the repairs to the equipment. While gold production in the form of gold shipments was reduced due to the shutdown of the oxygen plant, the combination of higher than expected grade from free milling ore sources and the continued processing and stockpiling of refractory ore flotation concentrates resulted in a total of 39,806 ounces of gold produced (gold shipments 25,791 ounces and 14,015 ounces in the form of gold-bearing refractory concentrated product stockpiled for future processing).

EARNINGS AND CASH FLOW

For the three months ending June 30, 2002, net earnings were $2.4 million or $0.03 per share compared with a loss of $1.7 million or $0.03 per share for the same period in 2001. The improvement in 2002 is the result of: (1) a 22% increase in recovered gold; (2) a 15% reduction mine operations spending; and, (3) a 12% increase in the average realized gold price. The increase in recovered gold was largely the result higher free mill grades at the Con mine. Reduced mine operations spending resulted from the reimbursement of environmental expenditures at the Giant mine from the Department of Indian and Northern Affairs and mining and milling operating cost reductions.

As described above in Second Quarter Highlights, the collapse of the oxygen plant roof resulted in a reduction of shipped gold ounces and corresponding build of on-site inventories. Of the total 39,806 ounces of gold recovered only 25,791 ounces of gold were shipped off-site and available for sale. As a result, gold revenues in the second quarter of 2002 were lower by 20%; however, the impact to earnings was more than offset by the creation of 14,015 ounces of gold inventory during the shutdown and the corresponding credit to cost of goods sold for the value assigned to that inventory. (See Operations Overview below for greater detail.)

Operating cash flow for the period was negative $2.6 million compared to negative $0.7 million for the same period in 2001. The decrease in operating cash flow in 2002 results from the increased working capital as gold flotation concentrate inventory was built up during the autoclave shutdown while repairs were being affected to the oxygen plant facility. Additionally, accounts receivable increased in the period as a result of notification from a third-party to exercise an option to purchase 48 million shares of Northern Orion Explorations from the Company for $3.84 million. This transaction was completed subsequent to the end of the quarter and cash proceeds were received on July 11, 2002. Cash flow before changes in working capital was $4.5 million in the second quarter of 2002 compared to $1.0 million in the same period in 2001.

OPERATIONS OVERVIEW

Revenues

The Company's primary source of revenues is gold produced at its Yellowknife operations. For the three months ending June 30, 2002, the Company produced 25,791 ounces of gold as compared to 36,760 ounces in 2001. Revenue from gold sales was $12.4 million for the second quarter of 2002, as compared to $15.4 million in 2001. During the second quarter, the Company realized US$303 per ounce of gold sold, compared to US$270 per ounce in the second quarter of 2001. In Canadian dollar terms, the realized price per ounce was $471 in 2002 compared to $419 in 2001. Other income in the second quarter of 2002 was $0.2 million, unchanged from the same period of 2001 and is largely comprised of interest income.

Mining Operations

The Yellowknife operations, comprised of the Con and Giant mines, continued to meet their targets producing and shipping 25,791 ounces at cash costs of US$197 per ounce during the second quarter. For the corresponding period in 2001, operations produced and shipped 36,760 ounces at a cash cost of US$255 per ounce.

Yellowknife Operations	Three months ended June 30 2002	2001
Giant – Refractory		
Tons of ore processed	**17,667**	18,872
Average grade (ounce per ton)	**0.462**	0.379
Average recovery rate (%)	**91.01**	87.77
Ounces of gold recovered	**7,435**	6,281
Con – Free Milling		
Tons of ore processed	**50,102**	52,266
Average grade (ounce per ton)	**0.536**	0.405
Average recovery rate (%)	**95.97**	90.56
Ounces of gold recovered	**25,772**	19,192
Con – Refractory		
Tons of ore processed	**22,644**	21,104
Average grade (ounce per ton)	**0.327**	0.322
Average recovery rate (%)	**89.03**	87.57
Ounces of gold recovered	**6,598**	5,947
Arsenic tailings		
Tons of tailings processed	-	2,400
Ounces of gold recovered	-	1,300
Total ounces of gold recovered	**39,806**	32,720
Total ounces of gold shipped	**25,791**	36,759
Production Cost per Ounce $US		
Direct mining expense	**$ 285**	$ 235
Deferred mining expense (net)	**1**	(1)
Inventory movement and other	**(89)**	21
Cash operating cost	**$ 197**	$ 255
Depreciation and amortization	**19**	18
Reclamation and mine closure	**8**	3
Other	**2**	4
Total production cost	**$ 226**	$ 280

Throughout the quarter, operations continued to be impacted by the oxygen plant roof collapse, which resulted in a suspension of autoclave operations and processing of gold bearing refractory concentrates. The oxygen plant and autoclave did resume operation in late June and stockpiled concentrates will be processed over the remainder of the year. During the period that the autoclave was down a total of 15,900 ounces of gold contained in concentrates was stockpiled.

Nonetheless, results for the second quarter were extremely positive due in large part to the continued positive performance of the Con's free milling ore. Free mill grades delivered to the mill were well above expectations at 0.536 ounces per ton, which was the result of major grade gains over reserve grade from several key ore zones. This is well above the second quarter 2001 grade of 0.405 ounces per ton.

The significant increase in direct mining expenses per ounce of gold shipped for the second quarter in 2002 compared to the same period of 2001 (US $285 per ounce in 2002 compared to US $235 per ounce in 2001), is solely a function of the reduced gold shipments during the period of the autoclave shutdown. The impact of the higher total gold recovered coupled with the reductions in mine operating spending is better seen in the significant improvement of the cash cost per ounce in the period (US $197 per ounce in 2002 compared to US $255 per ounce in 2001) which takes into account the credit associated with the inventory build up.

During the quarter, negotiations continued between the Company and the United Steel Workers' Association ("USWA") at the Con mine. The USWA union represents approximately 240 hourly employees at the Con mine. The existing collective agreement expired on April 30th, 2002. Subsequent to the period on July 18th, members of the union voted in favour of a new three-year collective agreement that includes improvements to severance and relocation provisions, and a staged annual wage increase of 7%, 5% and 3% over the term of the agreement. The incremental cost impact of the new 3-year contract is estimated to be $2.7 million in wages and $2.7 million in severance, relocation and pension benefits.

Operating Costs

The cost of sales in the second quarter was $7.0 million compared to $13.4 million 2001. The lower cost of sales in 2002 is the result of deducting for the deferral of costs relating to the build up of inventory during the shutdown of the autoclave circuit, reimbursement of environmental costs at Giant mine and lower operating costs primarily. General and administrative expenses in the period were $0.8 million, unchanged from the same period in 2001. Depreciation and depletion expense in the second quarter of 2002 was $1.8 million compared to $2.4 million for the same period in 2001. Depreciation of mine equipment is lower in 2002 as a result of lower capital reinvestment at the Yellowknife mines. Reclamation expense in the first quarter of 2002 was $0.3 million compared to $0.4 million for the same period of 2001. Reclamation expenses reflect the provision for future closure costs at the Con mine as well as actual expenditures in the period at the Yellowknife and Nevada operations.

Exploration Activities

In May, the infill-drilling program at the Hope Bay Doris North project was completed. A total of 140 drill holes were drilled with spacing designed on a 10m by 12.5m grid to upgrade all resources to the indicated category and to allow detailed mine planning. Drill results showed consistently elevated gold values with only five of the 140 drill holes returning no significant intercepts. Overall results confirmed the high-grade nature of the Doris North mineralization, and that the mineralization, while complicated by folding, has good continuity. Efforts are now underway to update the resources and to complete a detailed mine design. In addition, activities advanced in the quarter to complete metallurgical testing to support development of plant design criteria. Upon completion of these activities, the feasibility study will commence. The target completion date of the study is the end of 2002.

In addition to the infill program at Doris, exploration efforts continued during the period focused on grassroots programs to develop new targets for further exploration. Results were encouraging and a summer program has been initiated to follow up.

Capital Programs

During the second quarter of 2002, the Company capitalized $2.2 million for the exploration activities of the Hope Bay project and incurred $1.9 million on mine capital and development at the Yellowknife operations. This compares with expenditures of $2.7 million on the Hope Bay project, $0.9 million for mine capital and development in the same period of 2001. Capital programs were higher at the Yellowknife operation in 2002 due to hoist rope change and oxygen plant building repairs. In addition to the exploration expenditures for Hope Bay, the Company increased resource properties by $70.7 million in the period as a result of the amalgamation with Hope Bay Gold as described in note 2 of the second quarter financial statements.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2001, the Canadian Institute of Chartered Accountants issued new Recommendations that establish standards for the recognition, measurement, and disclosure of stock-based compensation. The Company has adopted these new Recommendations as described in note 4 of the notes to the second quarter financial statements.

These Recommendations set out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. The standard must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

The Company has elected to retroactively remove the stock appreciation rights for all outstanding employee stock options. Consequently, the Company is permitted to, and has elected to, continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

The Recommendations require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options. As a result of the retroactive change to the stock option plan, the Company will be required to report pro forma earnings and pro forma earnings per share for employee stock options effective June 30, 2002.

FINANCING AND LIQUIDITY

Financing

On June 20, 2002, the Company completed an equity offering consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow-through common shares at a price of $2.00 per share for net proceeds of $27.9 million through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 and expires one year from the closing date. The gross proceeds of $30,000,000 will be used to advance the Hope Bay project and for general corporate purposes. Included in the total proceeds of the financing is $5,000,000, which must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project by December 31, 2004. The syndicate of underwriters received a 6% commission of the gross proceeds totaling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.00 per share that expires on June 20, 2003. The fair value of these options at the grant date was $125,000 and has been shown on a net basis in share capital.

During the second quarter of 2002, the Company agreed to terms of a credit facility with a financial institution to finance the estimated feasibility costs of the Doris North project at Hope Bay. The facility provides for total borrowing of up to $4 million repayable on or before June 2004. The execution of the loan agreement will be completed in the third quarter of 2002.

Liquidity

At June 30, 2002, the Company had consolidated working capital of $47.8 million as compared to $17.1 million at the end of the second quarter of 2001. Of the $47.8 million working capital, $38.8 million is cash and cash equivalents as compared to $11.6 million in the same period of 2001.

On June 28, 2002, a third-party executed its option to purchase 48 million shares of Northern Orion Explorations Ltd. and Northern Orion convertible notes of $6.9 million from the Company for proceeds of $3.84 million. The transaction closed and cash proceeds were received on July 11, 2002.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that projected cash generated from Yellowknife operations is sufficient to meet its current and future closure obligations. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of existing treasury funds, asset sales, project financing and equity offerings.

Liabilities and Contingencies

As a condition of a water license held by the Con mine, the Company maintains a security deposit in a form acceptable to the issuer. Currently, the Company has a security deposit of $1.5 million and is subject to an increase of $1.5 million on each anniversary of the license until a total of $9 million is provided. In June 2001, the Company proposed to post an encumbrance on the Bluefish hydroelectric facility as security for the annual increments. On August 2, 2002, the Company received notification from the government agency responsible that this form of security would not be acceptable and has been instructed to increase the security as required.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Customs and Revenue Agency (the "Agency") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.4 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested certain information from the Agency and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at June 30, 2002.

RISKS AND UNCERTAINITIES

To mitigate the risk of adverse price fluctuations and ensure that the Yellowknife operations achieve cash flow projections to complete the planned closure and in accordance with the hedging policy authorized by the Board, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the mine's expected future production. This is in part due to the fact that mining operations have been historically high cost and that the Yellowknife operations are not considered core assets. The Company has hedged in Canadian dollar terms to benefit from the weak Canadian dollar. .

The Company does not hold these financial instruments for speculative or trading purposes, nor is the Company subject to margin requirements on any of its hedging lines. The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at June 30, 2002 are as follows:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strike Price
Q3 2002	20,000	CAD $ 459	9,000	CAD $450
Q4 2002	13,000	CAD $ 451	9,000	CAD $450
2003	56,000	CAD $ 469	18,000	CAD $450
			14,000	US $307
	89,000		**50,000**	

The fair value of certain call options sold is recorded in the financial statements at each measurement date. The fair value of unrecorded call options was negative $0.8 million. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.4 million.

OUTLOOK

With the start up of the oxygen plant and autoclave operations, gold produced and shipped from the Yellowknife operations is expected to increase significantly as stockpiled concentrates are processed along with current mined ore. Gold shipments are projected at 37,000 ounces for the third quarter and based on the operating performance in the first half of 2002, production is now expected to surpass the 2002 projection 130,000 ounces of gold at cash costs of under US$240 per ounce.